Mail Stop 3720

March 5, 2007

Mr. W. Benjamin Moreland
Executive Vice President and
Chief Financial Officer
Crown Castle International Corp.
510 Bering Drive
Suite 600
Houston, Texas 77057-1457

     Re: Crown Castle International Corp.
              Form 10-Q for the Quarterly Period Ended September 30, 2006
              Filed: November 6, 2006
              File No. 001-16441

Dear Mr. Moreland:

     We have reviewed your letter dated February 15, 2007. As previously requested, please provide us your SAB 99 materiality analysis for each reporting period affected by the errors.

     You may contact Robert S. Littlepage at (202) 551-3361 or Kenya Wright Gumbs at (202) 551-3373 if you have questions regarding this comment. Please contact me at (202) 551-3810 with any other questions.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director